KRANESHARES PHYSICAL EUROPEAN CARBON ALLOWANCE FUND,

a series of KraneShares Carbon Trust

280 Park Avenue, 32nd Floor

New York, NY 10017

(212) 933-0393

May 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	KraneShares Physical European Carbon Allowance Fund, a series of KraneShares Carbon Trust (“Trust”) Request to Withdraw Registration Statement on Form S-1

File No. 333-288684

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), KraneShares Physical European Carbon Allowance Fund, a series of KraneShares Carbon Trust (“Registrant”) hereby respectfully requests the immediate withdrawal of its registration statement on Form S-1 (File No. 333-288684) together with all exhibits thereto (collectively, the “Registration Statement”), filed on July 15, 2025 (Accession No. 0001829126-25-005075).

Registrant requests withdrawal of the Registration Statement because it has determined not to proceed at this time with the offering covered by the Registration Statement.

Registrant confirms that the Registration Statement was not declared effective and no securities were sold pursuant to the Registration Statement.

If you have any questions regarding this letter, please contact Stacy Fuller of Willkie Farr & Gallagher LLP at (202) 303-1176 or sfuller@willkie.com.

Sincerely,

KRANESHARES PHYSICAL EUROPEAN CARBON ALLOWANCE FUND
by: Krane Funds Advisors, LLC, as Sponsor of the Trust

/s/ Jonathan Krane
Jonathan Krane*
Chief Executive Officer of Sponsor

*The registrant is a trust and this person is signing in his capacity as an officer of Krane Funds Advisors, LLC, sponsor of the Trust